SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
Commission File Number: 000-09811
CUSIP No. 055384101
(Check one)
☐   Form 10-K and Form 10-KSB  ☐   Form 11-K
☐   Form 20-F  ☒   Form 10-Q and Form 10-QSB  ☐   Form N-SAR
For period ended September 30, 2005
☐   Transition Report on Form 10-K and Form 10-KSB
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q and Form 10-QSB
☐   Transition Report on Form N-SAR
For the transition period ended ____________________________
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______
_______________________________________________________________________________________________________
PART I
REGISTRANT INFORMATION
Full name of registrant BFC Financial Corporation.
Former name if applicable ___________________________________________
Address of principal executive office (Street and Number) 2100 West Cypress Creek Road
City, State and Zip Code Fort Lauderdale, Florida 33309
PART II
RULE 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     X (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     X (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     We were unable to complete the preparation and review of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (the “Form 10-Q”), within the required time period, without unreasonable effort or expense due to unanticipated delays in assembling all information and completing all reviews required with respect to the Form 10-Q. We have since filed our Form 10-Q.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Alan B. Levan	(954) 940-4900

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes   ☒   No    ☐
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes   ☐   No    ☒
BFC Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2005	By:	/s/ Alan B. Levan
Alan B. Levan
Chief Executive Officer